  Exhibit 99.1

Fury to Drill Western Extension Targets at Eau Claire

Toronto, Canada – April 12, 2021 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to provide an update on its exploration plans at the high-grade Eau Claire project located in the Eeyou Istchee Territory in the James Bay region of Quebec. Fury has identified two target areas on the western limit of the resource that have the potential to significantly expand the deposit.

These targets are located below an area called the 850 zone and were developed through an increased understanding of the structural and lithological controls on mineralization within the deposit (Figure 1). Primarily using lithogeochemistry data, Fury’s technical team was able to define individual rock packages and their relative position within the anticline, which is the main structural control on the Eau Claire deposit.

“Over the past five months, we have gained considerable insight into Eau Claire through a systematic review of project data and results from our initial exploration and deposit drilling. This has led to the identification of several areas of potential expansion, recently highlighted by the new Snake Lake horizon and Eau Claire’s eastern down plunge extension,” commented Mike Timmins, President and CEO of Fury. “We are excited to introduce the next area of focus for our ongoing drill program, the potential western expansion of the deposit, which remains within the current project footprint, but has never been tested.”

Gold mineralization at Eau Claire is hosted within a mafic volcanic package that historically was considered a single homogeneous unit. However, through the analysis of phosphorous/titanium ratios within drill core and surface samples along the Eau Claire deposit trend, Fury has been able to define two mappable basaltic units that collectively define two distinct stratigraphic positions associated within the 850 and 450 zones (Figure 2), which was previously unrecognized. Fury’s technical team has determined that the mineralized horizon of the 450 zone, which represents approximately 85% of the resource at Eau Claire, remains untested below the 850 zone and provides an excellent opportunity to expand the deposit footprint on the western margin of the deposit.

“The 850 zone has two very compelling targets, which have been derived from critical advancements in our understanding of the deposit. The technical team has leveraged historical drill data to identify new resource extension targets along the western region of the deposit. We look forward to moving the exploration drill rig to these targets as soon as the first three drill holes at the Snake Lake target are completed,” stated Michael Henrichsen, SVP, Exploration of Fury.

850 Zone Targets
Two primary targets have been defined on the western margin of the deposit below the 850 zone, which represents approximately 15% of the current resource. This area has only been drilled to vertical depths of approximately 150 metres (m). The mineralization in the 850 zone is hosted within a magnesium rich basaltic unit that is situated stratigraphically above an iron-rich basaltic unit that hosts mineralization within the 450 zone. Both targets are situated at the contact between these distinct basaltic units.

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The Fold Hinge target is located at shallow depths of approximately 200m to 400m where the iron-rich basalt that hosts the bulk of the resource remains undrilled (Figure 3). The Limb target is located at a depth of approximately 500m to 700m and is situated on the southern limb of the Eau Claire anticline that hosts the deposit. This target area is a direct extension of previously drilled high-grade mineralization and is situated at the contact of the magnesium and iron-rich basalts as well as within a zone of quartz feldspar porphyry dikes that localize high-grade mineralization in this region of the deposit (Figure 4). The Limb target area offsets historical assays of 2.5m of 14.03 g/t gold, 3m of 12.57 g/t gold and 1.5m of 18.03 g/t gold.

Eau Claire – Western Deposit Extension Targets, 850 Zone

Potential Deposit Expansion

850 Zone
450 Zone
Eau Claire
Anticline
Fold Hinge Target
Limb Target
Legend
2018 Resource Model
Geology
Basalt Flows Iron-Tholeiite Dominant
Basalt Flows Mixed Magnesium-Tholeiite/Iron-Tholeiite
N
500 m

Figure 1: Illustrates the targets at the 850 zone in relation to the resource at the Eau Claire deposit as highlighted by the orange dashed ovals.

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Figure 2: Illustrates the Fold Hinge target at the 850 zone, where the same iron-rich basalt unit that hosts the Eau Claire deposit is present and remains untested.

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Figure 3: Illustrates the Limb target, which is a direct extension of previously drilled high-grade mineralization and is situated at the contact of the magnesium and iron-rich basalts as well as at a zone of quartz feldspar porphyry dikes that localize high grade mineralization in this region of the deposit.

Technical Disclosure
2002-2015 historical drill samples were taken by sawing NQ or HQ diameter core into equal halves on site with one half being sent to ALS Chemex in Sudbury, ON for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with inductively coupled plasma – atomic emission spectrometry finish (Au-ICP22) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-ICP22 results were greater than 0.5 ppm Au the assay was repeated with a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24). Samples containing more than 5 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

2016-2019 historical drill samples were taken by sawing NQ or HQ diameter core into equal halves on site with one half being sent to ALS Chemex in Sudbury, ON for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-AA24 results were greater than 5 ppm Au, the assay was repeated with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

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David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of National Instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited
Fury Gold Mines Limited is a Canadian-focused exploration and development company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and developing mining assets, Fury will aggressively grow and advance its multi-million-ounce gold platform through project development and potential new discoveries. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas, Vice President, Investor Relations
Tel: (778) 729-0600
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Information and Additional Cautionary Language
This release includes certain statements that may be deemed to be "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws, which relate to the future operations of the Company and other statements that are not historical facts. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". Forward-looking information is information that includes implied future performance and/or forecast information. Forward-looking information in this release reflects management's current estimates, predictions, expectations or beliefs regarding future events. Specific forward-looking information contained in this release includes information relating to it’s the Eau Claire deposit, including with respect to any potential resources, Fury's growth plans and the future and growth and development of Fury's mineral properties.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking information reflects the beliefs, opinions and projections on the date such statements are made and are based on a number of assumptions and estimates that, while considered reasonable at the time, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such assumptions, which may prove to be incorrect, include: general economic and industry growth rates; the Company's budget, including expected costs and the assumptions regarding market conditions; the Company's ability to raise additional capital to proceed with its exploration, development and operations plans; the Company's ability to obtain or renew the licenses and permits necessary for its current and future operations; and the impact of the COVID-19 pandemic. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct.

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Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements, including risks relating, but not limited, to: the COVID-19 pandemic; the future price of minerals, including gold and other metals; and the success of the Company's exploration and development activities. Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2020 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2020 filed with the United States Securities and Exchange Commission and available at www.sec.gov. Readers should not place undue reliance on forward-looking information, which speak only as of the date made. The forward-looking information and statements contained in this press release represent the Company's expectations as of the date of this press release or the date indicated. The Company disclaims any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities law.

Cautionary Note to United States Investors Concerning Estimates of Mining Disclosure
The mining and technical disclosure throughout this release is made in accordance with applicable Canadian law and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") CIM Definition Standards on Mineral Resources and Mineral Reserves ("CIM Standards"). The Company's descriptions of its projects using applicable Canadian law and CIM Standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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